-FOR IMMEDIATE RELEASE-

ELRON ANNOUNCES PURCHASES OF STARLING CONVERTIBLE

DEBENTURES

Tel Aviv, Israel - October 5, 2008 - Elron Electronic Industries Ltd. (NASDAQ & TASE: ELRN) today announced that further to its announcement on September 28, 2008 regarding Starling Advanced Communications Ltd. (“Starling”, TASE: STLG), a company held approximately 50% directly and indirectly by Elron and RDC – Rafael Development Corporation Ltd. (“RDC”), Elron has purchased 7,638,323 Starling series A convertible interest-bearing debentures (“Convertible Debentures”) in private transactions at a price of NIS 0.90 for each Convertible Debenture par value NIS 1.00 for a total amount of NIS 6,874,490.70 (approximately $2 million). Following such purchases, Elron holds Convertible Debentures in the amount of NIS 16,314,123 million par value, which represents approximately 38.5% of the Convertible Debentures’ par value.

Elron Electronic Industries Ltd. (TASE & NASDAQ: ELRN), a member of the IDB Holding group, is a leading Israel-based technology holding company directly involved in the long-term performance of its group companies. Elron identifies potential technologies, creates strategic partnerships, secures financing, and recruits highly qualified management teams. Elron’s group companies currently comprise a diverse range of publicly-traded and privately held companies primarily in the fields of medical devices, information & communications technology, clean technology and semiconductors. For further information, please visit www.elron.com

Company Contact:
Rinat Remler, Vice President & CFO

Elron Electronic Industries Ltd.

Tel. 972-3-6075555
elron@elron.net

(Any statements in this press release that may be considered forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially. Actual results may differ from such forward-looking statements due to various risks and uncertainties, including among others to the risk factors discussed in periodic reports filed by the Company with the Securities and Exchange Commission, which the Company urges investors to consider).